Issuer Free Writing Prospectus filed pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated January 24, 2011
Registration Number 333-158754
January 27, 2011
Steelcase Inc.
6.375% Senior Notes due 2021
Pricing Term Sheet
This Pricing Term Sheet relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement of Steelcase Inc., dated January 24, 2011. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Steelcase Inc.

Ratings*:	Ba1 (Moody’s) / BBB- (S&P)

Size:	$250,000,000

Maturity:	February 15, 2021

Coupon:	6.375%

Price to the Public:	99.953%

Yield to maturity:	6.381%

Spread to Benchmark Treasury:	+ 300 basis points

Benchmark Treasury:	2.625% due November 15, 2020

Benchmark Treasury Price:	93-23+

Benchmark Treasury Yield:	3.381%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2011

Optional Redemption:	The notes are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points.

At any time on or after November 15, 2020, the Company may redeem the notes, in whole or in part, at its option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

Settlement:	T+5; February 3, 2011

CUSIP / ISIN:	858155 AD6 / US858155AD66

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Fifth Third Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.
The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.